FDA Approves Teva’s GRANIX® (tbo-filgrastim) Injection for Self-Administration
New Administration Option Will Offer Patients More Treatment Flexibility

Jerusalem, December 23, 2014 –Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today announced that the U.S. Food and Drug Administration (FDA) has approved GRANIX® (tbo-filgrastim) Injection for self-administration by patients and caregivers. With the approval of this additional administration option, physicians will soon have the flexibility to prescribe GRANIX for either in-office or at home use.

GRANIX, a leukocyte growth factor, is indicated for reduction in the duration of severe neutropenia in patients with nonmyeloid malignancies receiving myelosuppressive anticancer drugs associated with a clinically significant incidence of febrile neutropenia. GRANIX has been commercially available in the U.S. since November 2013. The currently marketed GRANIX syringe is indicated only for administration by a healthcare professional. Teva plans to launch a new GRANIX syringe, for self-administration by patients and caregivers, in early 2015.

“In partnership with their physician, patients will be able to decide whether administering GRANIX via self-injection at home or by a healthcare professional is the right course for them,” said Lee S. Schwartzberg, MD, FACP, Division Chief of Hematology Oncology at the University of Tennessee Health Science Center. “Selecting a course of self-administration may allow patients to consolidate the number of required visits to their physician and allow additional access for patients who have challenges in visiting their providers.”

“This new administration option demonstrates Teva’s continued commitment to enhancing the patient experience by providing patients, in partnership with their physician, with flexibility in their treatment regimen,” said Paul Rittman, Vice President and General Manager, Teva Oncology. “We are proud to be adding to the value of this important product.”

About Granix®

GRANIX® is a leukocyte growth factor indicated for reduction in the duration of severe neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anticancer drugs associated with a clinically significant incidence of febrile neutropenia. The safety of GRANIX was evaluated in three Phase 3 clinical trials in patients receiving myelosuppressive chemotherapy for breast cancer, lung cancer, and non-Hodgkin lymphoma (NHL). The most common treatment-emergent adverse reaction (at least 1% or greater and two times more frequent than in the placebo group) that occurred in patients treated with GRANIX was bone pain. In a Phase 3 clinical study, GRANIX demonstrated a 71 percent reduction in the duration of severe neutropenia when compared to placebo. GRANIX significantly reduced the duration of severe neutropenia when compared to placebo (1.1 days vs. 3.8 days). The efficacy of GRANIX was evaluated in a multinational, multicenter, randomized, controlled Phase 3 study of chemotherapy-naïve patients with high-risk stage II, stage III, or stage IV breast cancer receiving a myelosuppressive regimen of doxorubicin (60 mg/m2 IV bolus) and docetaxel (75 mg/m2). Comparisons with placebo occurred in the first cycle.

Important Safety Information

•	Splenic rupture: Splenic rupture, including fatal cases, can occur following the administration of human granulocyte colony-stimulating factors (hG-CSFs). Discontinue GRANIX and evaluate for an enlarged spleen or splenic rupture in patients who report upper abdominal or shoulder pain after receiving GRANIX.

•	Acute respiratory distress syndrome (ARDS): ARDS can occur in patients receiving hG-CSFs. Evaluate patients who develop fever and lung infiltrates or respiratory distress after receiving GRANIX, for ARDS. Discontinue GRANIX in patients with ARDS.

•	Allergic reactions: Serious allergic reactions, including anaphylaxis, can occur in patients receiving hG-CSFs. Reactions can occur on initial exposure. Permanently discontinue GRANIX in patients with serious allergic reactions. Do not administer GRANIX to patients with a history of serious allergic reactions to filgrastim or pegfilgrastim.

•	Use in patients with sickle cell disease: Severe and sometimes fatal sickle cell crises can occur in patients with sickle cell disease receiving hG-CSFs. Consider the potential risks and benefits prior to the administration of GRANIX in patients with sickle cell disease. Discontinue GRANIX in patients undergoing a sickle cell crisis.

•	Capillary leak syndrome (CLS): CLS can occur in patients receiving hG-CSFs and is characterized by hypotension, hypoalbuminemia, edema and hemoconcentration. Episodes vary in frequency, severity and may be life-threatening if treatment is delayed. Patients who develop symptoms of CLS should be closely monitored and receive standard symptomatic treatment, which may include a need for intensive care.

•	Potential for tumor growth stimulatory effects on malignant cells: The granulocyte colony-stimulating factor (G-CSF) receptor, through which GRANIX acts, has been found on tumor cell lines. The possibility that GRANIX acts as a growth factor for any tumor type, including myeloid malignancies and myelodysplasia, diseases for which GRANIX is not approved, cannot be excluded.

•	Most common treatment-emergent adverse reaction: The most common treatment-emergent adverse reaction that occurred in patients treated with GRANIX at the recommended dose with an incidence of at least 1% or greater and two times more frequent than in the placebo group was bone pain.

For GRANIX Full Prescribing Information, please visit: http://granixrx.com/pdf/prescribing-information.pdf

About Neutropenia

Neutropenia is a hematological disorder characterized by an abnormally low number of neutrophils. A person with severe neutropenia has an absolute neutrophil count that is less than 500 mm2 and has a high risk of infection. Neutrophils usually make up 40-60 percent of circulating white blood cells and serve as the primary defense against infections by destroying bacteria in the blood. When chemotherapy agents attack cancer cells in the body, neutrophils and other cells are also attacked. This results in a decrease in healthy white blood cells, making it harder for the body to fight infections. Patients receiving chemotherapy are at risk of becoming neutropenic and can become susceptible to infections that may become life-threatening.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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